[redacted]

K9 8/29

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S 08032473 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 31206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2007 (MM/DD/YY) AND ENDING 6/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WUNDERLICH SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section

AUG 27 2008

Washington, DC 103

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 POPLAR AVENUE, SUITE 150

(No. and Street)

MEMPHIS (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DON RITCHESON - CFO - WUNDERLICH SECURITIES 901-251-1330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC

(Name – *if individual, state last, first, middle name*)

1661 AARON BRENNER DRIVE, SUITE 300 (Address) MEMPHIS (City) TN (State) 38120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 05 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM 9/4

OATH OR AFFIRMATION

I, DONALD A. RITCHESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WUNDERLICH SECURITIES, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNA M. CAGLE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires: 02-28-2012

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SCHEDULES

June 30, 2008 and 2007

TABLE OF CONTENTS

WATKINS UIBERALL
Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

499 Gloster Creek Village • Suite F-9
Tupelo, Mississippi 38801
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2008 and 2007, and the related statements of changes in financial condition, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to

the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wottom Udall PLLC

Memphis, Tennessee
August 25, 2008

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$ 890,031	$ 620,774
Accrued compensation	3,445,374	2,646,630
Accrued state taxes	-	50,000
Payable to affiliates	857,760	-
Securities sold, not yet purchased, at market value	19,993	1,468
Note payable to clearing organization	1,400,000	1,750,000
Deferred taxes	52,201	42,121
	6,665,359	5,110,993
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	300,000	300,000
Common stock, $1 par value; 66,500 shares authorized, 65,362 shares issued and outstanding at June 30, 2008 and June 30, 2007	65,362	65,362
Additional paid-in capital	4,523,181	4,523,181
Retained earnings	1,970,861	33,576
	6,859,404	4,922,119
Total liabilities and stockholders' equity	$ 13,524,763	$ 10,033,112

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

For the Years Ended June 30, 2008 and 2007

	2008	2007
Revenues:		
Commissions and trading gains	$ 44,347,006	$ 28,152,116
Interest and dividend income	1,026,249	736,591
Total revenues	45,373,255	28,888,707
Expenses:		
Employee compensation and benefits	33,703,880	21,023,553
Communications	1,767,263	1,575,700
Occupancy	2,191,375	1,955,732
Insurance	193,651	198,189
Professional fees	1,019,108	781,358
Brokerage and clearing costs	1,508,570	1,020,186
Other selling, general, and administrative expenses	1,689,669	1,206,274
Total expenses	42,073,516	27,760,992
Income before taxes	3,299,739	1,127,715
Provision for Federal and State Taxes		
Current	(1,416,392)	(276,785)
Deferred tax benefit (expense)	53,938	(223,150)
Net income	$ 1,937,285	$ 627,780

The accompanying notes are an integral part of the financial statements.

Additional paid-in capital	Retained earnings (deficit)	Treasury Stock	Total stockholders' equity
$ 7,032,977	$ (594,204)	$ (1,732,500)	$ 5,087,635
806,704	-	-	806,704
(1,584,000)	-	-	(1,600,000)
(1,732,500)	-	1,732,500	-
-	627,780	-	627,780
4,523,181	33,576	-	4,922,119
-	1,937,285	-	1,937,285
$ 4,523,181	$ 1,970,861	$ -	$ 6,859,404

WUNDERLICH SECURITIES
(A WHOLLY OWNED, SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2008 and 2007

Subordinated borrowings at June 30, 2006	$ -
Issuance of subordinated notes	1,750,000
Subordinated borrowings at June 30, 2007	1,750,000
Payment of subordinated notes	(350,000)
Subordinated borrowings at June 30, 2008	$ 1,400,000

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2008 and 2007

	2008	2007
Cash Flows Provided By (Used For) Operating Activities:		
Net income	$ 1,937,285	$ 627,780
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For) Operating Activities:		
Depreciation and amortization	481,552	368,867
Loss on sale of property and equipment	952	32
Changes in Operating Assets and Liabilities:		
Cash segregated under federal and other regulations	35	-
Securities owned	641,755	(1,104,964)
Receivable from clearing organizations	229,883	(830,100)
Receivables from other brokers or dealers	4,696	3,662
Prepaid expenses	(125,860)	74,152
Deferred expenses	53,462	(6,771)
Receivable and payable from affiliates	1,305,857	(246,845)
Other assets	(389,520)	26,288
Deferred taxes	(296,615)	223,150
Accounts payable and accrued expenses	269,257	252,935
Accrued compensation	798,744	1,476,465
Accrued state taxes	(50,000)	10,000
Securities sold, not yet purchased	18,525	(30,015)
Total adjustments	2,942,723	216,856
Net cash provided by operating activities	4,880,008	844,636
Cash Flows From (Used For) Investing Activities:		
Purchases of property and equipment	(434,206)	(446,453)
Cash Flows From (Used For) Financing Activities:		
Proceeds from issuance of subordinated debt	-	1,750,000
Principal payments on subordinated debt	(350,000)	-
Redemption of common stock	-	(1,600,000)
Net cash from financing activities	(350,000)	150,000

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended June 30, 2008 and 2007

Net increase in cash and cash equivalents	$ 4,095,802	$ 548,183
Cash and cash equivalents beginning of year	3,546,085	2,997,902
Cash and cash equivalents end of year	$ 7,641,887	$ 3,546,085
Supplemental disclosures:		
Cash paid during the year for interest	$ 81,639	$ 56,852
Cash paid during the year for income taxes	$ 718,839	$ 11,521
Non-cash operating and financing activities:		
Equity contribution of property and equipment by parent company	$ -	$ 20,928
Equity contribution of intangible assets by parent company	$ -	$ 797,200

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and has branch offices in Memphis, Tennessee, Houston, Texas, St. Louis, Missouri, Chicago, Illinois, New York, New York, Mineola, New York, Great Neck, New York, and Hartville, Ohio. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008 the Company had net capital of $4,892,163, which was $4,454,581 in excess of its required net capital of $437,582, and the Company's net capital ratio was 1.34 to 1. At June 30, 2007 the Company had net capital of $3,476,192, which was $3,156,472 in excess of its required net capital of $319,720, and the Company's net capital ratio was 1.38 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange and Ridge Clearing and Outsourcing (Ridge), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing and Ridge as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

For purposes of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits with Clearing Organization

The Company maintains a margin account with First Clearing. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Included in receivable from clearing organizations are clearing deposit accounts that the clearing companies require the Company to maintain with certain minimum balance in cash or cash equivalents. The deposits are maintained in separate interest bearing accounts. At June 30, 2008 and 2007, the balance in the clearing deposit account at First Clearing amounted to $113,749 and $110,188, respectively. At June 30, 2008 and 2007, the balances in the clearing deposit account at Daiwa amounted to $0 and $252,380, respectively. At June 30, 2008 and 2007, the balances in the clearing deposit account at Ridge amounted to $250,756 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from two to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company has adopted Statement of Financial Accounting Standards Number 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109 deferred income taxes arise from temporary differences between the financial statement and tax basis of assets and liabilities. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded when received, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2008 and 2007 was $22,917 and $70,876, respectively.

NOTE 2 – SECURITIES OWNED

Securities owned are carried at estimated fair value and consists of the following as of June 30:

	2008	2007
U.S. governmental obligations	$ 42,431	$ 1,087,225
State and local government obligations	410,019	40,569
Corporate stock	150,083	116,494
	$ 602,533	$ 1,244,288

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation consists of the following at June 30:

	2008	2007
Office furniture and equipment	$ 2,092,098	$ 1,755,945
Leasehold improvements	570,857	479,189
	2,662,955	2,235,134
Less accumulated depreciation	(1,786,472)	(1,511,619)
	$ 876,483	$ 723,515

Depreciation expense for the years ended June 30, 2008 and 2007 was $280,286 and $332,680.

NOTE 4 – PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee's eligible compensation. The Company's match for the years ended June 30, 2008 and 2007 was $224,648 and $172,758, respectively. In addition to this match the Company may make discretionary profit sharing contributions to this plan. However, for the years ended June 30, 2008 and 2007, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 5 – DEFERRED EXPENSE

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2008 and 2007 was $147,713 and $179,282 respectively, and was included in employee compensation and benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has receivables from related companies of the following as of June 30:

	2008	2007
Wunderlich Investment Company, Inc.	$ (867,009)	$ 438,848
Wunderlich Capital Markets, Inc.	9,249	9,249
	$ (857,760)	$ 448,097

During 2008 and 2007, the Company paid Wunderlich Investment Company, Inc. $360,000 and $360,000, respectively, in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets at June 30, 2008 and 2007 consisted of the following:

	Asset Life (Years)	2008 Cost	2008 Accumulated Amortization	2008 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (40,302)	$ 86,298
Representative relationships	7	628,100	(200,949)	427,151
		754,700	(241,251)	513,449
Non-amortizable intangible assets				
Trade name		42,500	-	42,500
		$ 797,200	$ (241,251)	$ 555,949

	Asset Life (Years)	2007 Cost	2007 Accumulated Amortization	2007 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (10,075)	$ 116,525
Representative relationships	7	628,100	(29,910)	598,190
		754,700	(39,985)	714,715
Non-amortizable intangible assets				
Trade name		42,500	-	42,500
		$ 797,200	$ (39,985)	$ 757,215

NOTE 8 – INCOME TAXES

The provision for income taxes consisted of the following for the year ended June 30, 2008 and 2007:

	2008	2007
Current:		
Federal	$ 175,000	$ 250,000
State	1,241,392	26,785
	1,416,392	276,785
Deferred:		
Federal	(60,327)	185,089
State	6,389	38,061
	(53,938)	223,150
	$ 1,362,454	$ 499,935

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2008 and 2007 are as follows:

Deferred tax assets related to:	2008	2007
Net operating loss carryforwards		
Federal	$ -	$ -
State	-	22,425
Intangible assets, net		
Federal	57,933	-
State	11,075	-
Legal reserves		
Federal	10,200	-
State	1,950	-
	$ 81,158	$ 22,425

Deferred tax liabilities related to:		
Property and equipment, net		
Federal	$ 44,642	$ 36,836
State	7,559	5,285
	$ 52,201	$ 42,121

The amounts have been presented in the Company's financial statements as follows:

	2008	2007
Deferred tax assets		
Federal	$ 68,133	$ -
State	13,025	22,425
	$ 81,158	$ 22,425
Deferred tax liabilities		
Federal	$ 44,642	$ 36,836
State	7,559	5,285
	$ 52,201	$ 42,121

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

At June 30, 2008, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

Minimum Lease Pmts.	2008	2007
2009	$ 1,123,253	$ 767,785
2010	1,046,711	476,539
2011	969,552	318,645
2012	765,532	321,156
2013	550,507	106,793
Thereafter	901,884	580
	$ 5,357,439	$ 1,991,498

Rent expense for the years ending June 30, 2008 and 2007 was approximately $1,506,886 and $1,402,796, respectively.

As part of its building leases, the Company obtained a letter of credit from a bank in the amount of $177,000 for its Chicago building lease and $34,283 for its New York City building lease.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of business; however, management does not feel that any ongoing litigation will materially affect the financial statements.

NOTE 10 – DEBT

The Company has a subordinated note payable to a clearing organization in the amount of $800,000 as of June 30, 2008 and $1,000,000 as of June 30, 2007. The note pays interest annually at the prime rate plus .25%, currently 5.25%. The loan will be repaid over the next four years with annual payments of $200,000 plus accrued interest payable due on August 30th.

The Company has a subordinated note payable to a clearing organization in the amount of $600,000 as of June 30, 2008 and $750,000 as of June 30, 2007. The note pays interest annually at the prime rate plus .25%, currently 5.25%. The loan will be repaid over the next four years with annual payments of $150,000 plus accrued interest payable due on May 31st.

At June 30, 2008, future maturities of long-term debt are as follows:

2009	$ 350,000
2010	350,000
2011	350,000
2012	350,000
	$ 1,400,000

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15(c) 3-1 (a) (1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2008 and 2007

	2008	2007
Total capital per financial statements	$ 6,859,404	$ 4,922,119
Add:		
Liabilities subordinated to claims of general creditors	1,400,000	1,750,000
Deductions:		
Total nonallowable assets	(3,193,692)	(3,172,055)
Net capital before haircuts on securities positions	5,065,712	3,500,064
Haircuts on securities positions:		
Exempted securities	(16,955)	(6,948)
Debt securities	(2,183)	(50)
Other securities	(154,411)	(16,874)
Net capital	$ 4,892,163	$ 3,476,192

Computation of Basic Net Capital Requirement

	2008	2007
Aggregate indebtedness	$ 6,563,739	$ 4,795,806
Net capital requirement	$ 437,582	$ 319,720
Excess net capital	$ 4,454,581	$ 3,156,472
Aggregate indebtedness to net capital	134%	138%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences that exist between the net capital computation above and the computation included in the corresponding amended unaudited FOCUS Report, Form X-17 A-5, Part II for June 30, 2008, as filed on August 20, 2008.

WATKINS UIBERALL
Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

499 Gloster Creek Village • Suite F-9
Tupelo, Mississippi 38801
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audits of the financial statements of Wunderlich Securities, Inc. (the Company), for the years ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are

required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule

17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Memphis, Tennessee
August 25, 2008

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